Jennison Growth Fund
For the Annual period ended 9/30/99
File number 811-7343

SUB-ITEM 77J


Reclassification of Capital Accounts

     The Series accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants, Statement of Position 93-2:
"Determination, Disclosure, and Financial Statement
Presentation of Income, Capital Gain and Return of Capital
Distributions by Investment Companies."  For the year ended
September 30, 1999, the Series reclassified current net operating losses and redemptions utilized as distributions for federal income tax purposes by decreasing accumulated net investment by $22,210,880, decreasing accumulated net realized gain on investments by $18,041,231 and decreasing paid-in capital by $4,169,649. Net investment income, net realized gains and net assets were not affected by this change.